UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                             UFP Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902 673 102
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 18, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 2 OF 8 PAGES
           -----------


1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J.J. Cramer & Co.

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                              (b) [X]

3.            SEC USE ONLY


4.            SOURCE OF FUNDS

              N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

              7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                992,900
BENEFICIALLY
OWNED BY EACH 8.                  SHARED VOTING POWER
REPORTING
PERSON                                -0-
WITH
              9.                  SOLE DISPOSITIVE POWER

                                      992,900

              10.                 SHARED DISPOSITIVE POWER

                                      -0-

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              992,900

12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              21.3%

14.           TYPE OF REPORTING PERSON

              CO

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 3 OF 8 PAGES
           -----------


1.              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James J. Cramer

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ]
                                                                (b) [X]

3.              SEC USE ONLY


4.              SOURCE OF FUNDS

                N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6.              CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  992,900
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        -0-

                10.                 SHARED DISPOSITIVE POWER

                                        992,900

11.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                992,900

12.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.3%

14.             TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 4 OF 8 PAGES
           -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Karen L. Cramer

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  992,900
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        -0-

                10.                 SHARED DISPOSITIVE POWER

                                        992,900

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.3%

14              TYPE OF REPORTING PERSON

                IN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 5 OF 8 PAGES
           -----------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Partners, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  992,900
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        992,900

                10.                 SHARED DISPOSITIVE POWER

                                        -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.3%

14              TYPE OF REPORTING PERSON

                PN

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 6 OF 8 PAGES
           -----------


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cramer Capital Corporation


2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                                 (b) [X]

3               SEC USE ONLY


4               SOURCE OF FUNDS

                N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                7.                  SOLE VOTING POWER
NUMBER OF
SHARES                                  992,900
BENEFICIALLY
OWNED BY EACH   8.                  SHARED VOTING POWER
REPORTING
PERSON                                  -0-
WITH
                9.                  SOLE DISPOSITIVE POWER

                                        992,900

                10.                 SHARED DISPOSITIVE POWER

                                        -0-

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                992,900

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.3%

14              TYPE OF REPORTING PERSON

                CO

                                  SCHEDULE 13D

CUSIP NO.  902 673 102                                         PAGE 7 OF 8 PAGES
           -----------

Item 1.  Security and Issuer.

                  The undersigned hereby amends the statement on Schedule 13D, dated December 22, 1994, as amended by Amendment No. 1, dated February 9, 1995, as amended by Amendment No. 2, dated June 16, 1995, as amended by Amendment No. 3, dated July 7, 1995, as amended by Amendment No. 4, dated November 3, 1995, as amended by Amendment No. 5, dated December 29, 1995, as amended by Amendment No. 6, dated January 19, 1996, as amended by Amendment No. 7, dated March 18, 1996, as amended by Amendment No. 8 dated October 28, 1996 and as amended by Amendment No. 9 dated February 27, 1998 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of UFP Technologies, Inc., a Delaware corporation (the "Company"), as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  Item 4 of the Statement shall be amended by adding the following after the second paragraph thereof:

                  The Reporting Persons communicated to the Company on March 18, 1998, that they believe that the Company should investigate and explore avenues and options which will enhance shareholder value. In particular, the Reporting Persons suggested to the Company that it consider (i) engaging an investment bank to prepare a valuation analysis of the Company, (ii) exploring the possibility of a strategic acquisition or merger with a suitable partner, (iii) obtaining additional financing or credit arrangements, (iv) investigating the feasibility of a public equity or debt offering or (v) if no other options are available which might enhance shareholder value, putting the Company up for sale. These suggested activities may involve the Company taking actions which involve one or more of the matters described in clauses (a) through (j) of Item
4. No specific agreements or arrangements exist with respect to such matters by or among the Reporting Persons. The Reporting Persons may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by the Reporting Persons in light of their general investment policy, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

                  (a) This statement on Schedule 13D relates to 992,900 Shares beneficially owned by the Reporting Persons, which constitute approximately 21.3% of the issued and outstanding Shares.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1998


                                            J.J. CRAMER & CO.

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            /s/ James J. Cramer
                                            -------------------
                                            James J. Cramer


                                            /s/ Karen L. Cramer
                                            -------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION,
                                                 its general partner

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President